Interim Consolidated Financial Statements (Unaudited)

As at and for the three and nine months ended September 30, 2007

Paramount Resources Ltd.
Consolidated Balance Sheets (Unaudited)
($ thousands)

	As at September 30 2007	As at December 31 2006
ASSETS (Note 9)
Current assets
Cash and cash equivalents	$ 104,608	$ 14,357
Short-term investments (Note 6)	119,189	3,890
Accounts receivable	75,302	103,324
Distributions receivable from Trilogy Energy Trust	-	2,406
Due from related parties (Note 16)	2,451	-
Financial instruments (Note 14)	-	22,758
Prepaid expenses and other	4,198	3,059
	305,748	149,794
Property, plant and equipment (Note 6)	887,190	983,059
Long-term investments and other assets (Notes 7 and 9)	278,887	232,948
Goodwill	12,221	12,221
Future income taxes (Note 13)	-	41,002
	$ 1,484,046	$ 1,419,024

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 71,178	$ 227,338
Due to related parties	-	1,476
Financial instruments (Note 14)	25,302	-
Current portion of stock-based compensation liability (Note 12)	9,251	5,243
	105,731	234,057
Long-term debt (Note 9)	135,530	508,849
Asset retirement obligations (Note 10)	75,552	83,815
Stock-based compensation liability (Note 12)	3,462	28,004
Non-controlling interest	-	549
Future income taxes (Note 13)	78,475	-
	398,750	855,274

Commitments and contingencies (Notes 9 and 14)

Shareholders' Equity
Share capital (Note 11)	320,600	341,071
Contributed surplus	1,273	-
Retained earnings (Note 11)	763,330	222,679
Accumulated other comprehensive income	93	-
	1,085,296	563,750
	$ 1,484,046	$ 1,419,024

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) (Unaudited)
($ thousands, except as noted)
	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Revenue
Petroleum and natural gas sales	$ 61,899	$ 77,866	$ 221,578	$ 239,456
Gain (loss) on financial commodity contracts (Note 14)	(3,350)	23,864	(5,398)	60,712
Royalties	(9,332)	(9,546)	(37,529)	(36,098)
	49,217	92,184	178,651	264,070
Expenses
Operating	18,682	19,040	61,703	55,863
Transportation	4,002	3,661	12,478	10,800
General and administrative (Note 16)	7,898	6,909	26,064	21,190
Stock-based compensation (Notes 12 and 16)	(2,680)	(14,661)	(5,969)	2,942
Depletion, depreciation and accretion	32,866	39,354	107,805	106,881
Exploration	1,536	2,026	9,385	14,645
Dry hole	11,094	7,219	58,696	26,162
Gain on sale of property, plant and equipment	(810)	(25)	(283,025)	(1,997)
Write-down of petroleum and natural gas properties	79,598	-	79,598	1,334
Interest	4,399	8,870	28,632	22,828
Debt extinguishment	9,420	-	10,930	-
Foreign exchange loss (gain) (Note 14)	110	1,511	(24,548)	(9,164)
Provision for doubtful accounts	404	4,090	(1,806)	4,090
	166,519	77,994	79,943	255,574

Income (loss) from equity investments (Note 7)	(1,655)	10,700	554,837	143,940
Other investment income	4,220	49	5,258	205
Non-controlling interest	(321)	(31)	11,243	(14)
Earnings (loss) before tax	(115,058)	24,908	670,046	152,627
Income and other tax expense (recovery) (Note 13)
Current and other tax expense	331	2,171	856	1,545
Future income tax expense (recovery)	(33,234)	576	96,432	9,283
	(32,903)	2,747	97,288	10,828
Net earnings (loss)	$ (82,155)	$ 22,161	$ 572,758	$ 141,799

Net earnings (loss) per common share ($/share)
Basic	$ (1.17)	$ 0.33	$ 8.12	$ 2.10
Diluted	$ (1.17)	$ 0.32	$ 8.04	$ 2.04

Weighted average common shares outstanding (thousands)
Basic	69,992	68,033	70,570	67,509
Diluted	69,992	69,706	71,258	69,384

  See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Shareholders’ Equity (Unaudited)
($ thousands)
	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006
Common Shares
Issued and outstanding: 69,037,475 as at September 30, 2007 (70,278,975 as at December 31, 2006)
Balance, beginning of period	$ 341,071	$ 198,417
Issued on exercise of stock options (Note 12)	13,783	27,749
Issued for cash	-	123,734
Share issuance costs, net of tax benefit	(165)	(1,935)
Tax adjustment on flow-through share renunciations	(21,684)	(6,894)
Common shares repurchased (Note 11)	(8,897)	-
Adjustment on MGM Spinout (Note 2)	(3,508)	-
Balance, end of period	$ 320,600	$ 341,071

Contributed Surplus
Balance, beginning of period	$ -	$ -
Stock based compensation expense on investees’ options	1,273	-
Balance, end of period	$ 1,273	$ -

Retained Earnings
Balance, beginning of period	$ 222,679	$ 238,404
Adjustment on MGM Spinout (Note 2)	(5,901)	-
Share in equity investee capital transactions	-	2,068
Common shares repurchased (Note 11)	(26,206)	-
Net earnings	572,758	(17,793)
Balance, end of period	$ 763,330	$ 222,679

Accumulated other comprehensive income
Balance, beginning of period	$ -	$ -
Unrealized gain on available-for-sale investments	93	-
Balance, end of period	$ 93	$ -
Total Shareholders’ Equity	$ 1,085,296	$ 563,750

See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)
($ thousands)
	Three Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2007
Net earnings (loss)	$ (82,155)	$ 572,758
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale investments	(33)	93
Comprehensive income (loss)	$ (82,188)	$ 572,851

  See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Operating activities
Net earnings (loss)	$ (82,155)	$ 22,161	$ 572,758	$ 141,799
Add (deduct)
Items not involving cash (Note 15)	90,115	6,877	(555,973)	(34,772)
Asset retirement obligation expenditures (Note 10)	(4,090)	(180)	(5,975)	(534)
Exploration and dry hole	12,664	8,441	66,602	39,055
Extinguishment of debt	5,145	-	5,145	-
Funds flow from operations	21,679	37,299	82,557	145,548
Change in non-cash working capital (Note 15)	(34,214)	(43,567)	(21,173)	28,230
Cash from (used in) operating activities	(12,535)	(6,268)	61,384	173,778

Financing activities
Net change in bank indebtedness	-	(47,456)	(77,118)	(7,015)
Proceeds on issuance US debt – net of issuance costs	-	162,652	-	162,652
Purchase/prepayment of US debt	(246,406)	-	(247,916)	-
Common shares issued, net of issuance costs	21	287	3,368	58,315
Common shares repurchased	(35,102)	-	(35,102)	-
MGM Energy shares issued, net of issuance costs (Note 2)	-	-	78,546	-
Cash from (used in) financing activities	(281,487)	115,483	(278,222)	213,952

Investing activities
Capital expenditures	(38,233)	(108,205)	(267,765)	(406,174)
Proceeds on sale of property, plant and equipment	14,478	4,254	106,796	6,767
Long-term investments	(12,027)	-	(12,027)	(475)
Reorganization costs and other	(1,288)	-	(3,841)	-
Proceeds on disposal of investments (net)	1,143	367	680,368	20,128
Change in non-cash working capital (Note 15)	(18,338)	(5,631)	(146,038)	(7,976)
Change in basis of presentation - MGM Energy (Note 2)	-	-	(50,404)	-
Cash from (used in) investing activities	(54,265)	(109,215)	307,089	(387,730)

Increase (decrease) in cash and cash equivalents	(348,287)	-	90,251	-
Cash and cash equivalents, beginning of period	452,895	-	14,357	-
Cash and cash equivalents, end of period	$ 104,608	$ -	$ 104,608	$ -

Supplemental cash flow information (Note 15).

  See the accompanying notes to these Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

1.

Summary of Significant Accounting Policies

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries (“Paramount” or the “Company”), are stated in Canadian dollars, and have been prepared following the same accounting policies and methods of their application as Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006, except as disclosed in Notes 3 and 4.  Paramount conducts its business through two main business segments: principal properties and strategic investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy Corp. (“MGM Energy”), a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•

Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•

Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•

MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined.

As a result of the MGM Spinout, the carrying value of Paramount’s common shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million and future tax liability was increased by $3.3 million.  The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

MGM Energy - Basis of Presentation

Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding MGM Shares, and MGM Energy’s financial position, results of operations and cash-flows were included in the consolidated financial statements of Paramount.  As a result of the May 30, 2007 issuance of 54.7 million common shares by MGM Energy, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent of the issued and outstanding MGM Shares and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

MGM Energy Warrants and Issuances of MGM Shares

Each warrant issued by MGM Energy entitled the holder to purchase one MGM Share or one flow-through MGM Share as described below.  Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $5.00; or (ii) one flow-through MGM Share at a price of $6.25 and was exercisable until February 16, 2007.  A total of 7.9 million Short-Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and were exercisable until September 30, 2007.  Each Longer Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $6.00; or (ii) one flow-through MGM Share at a price of $7.50. To September 30, 2007, 75 Longer Term Warrants were exercised.

3.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, Paramount adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated.  The adoption of these standards had no material impact on Paramount's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). Paramount's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For Paramount, OCI is currently comprised of the changes in the market value of available for sale short-term investments.  The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity.

The adoption of the comprehensive income standard has been made in accordance with the applicable transitional provisions. Accordingly, as at September 30, 2007 an unrealized gain on short-term investments of $0.1 million is

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

included in the AOCI.  In addition, the change in the unrealized gain on short-term investments for the nine months ended September 30, 2007 of  $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value, with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by Paramount in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

The adoption of the financial instruments standard has been made in accordance with the applicable transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, Paramount deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Derivative financial instruments are classified as "held-for-trading" unless designated for hedge accounting.  Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2006.

4.

Update to Accounting Policies and Practices and Recent Accounting Pronouncements

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, as described in Note 12- Stock-based Compensation.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy.  Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted.  Compensation costs are recognized over the vesting period of the options.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Recent Accounting Pronouncement – Capital Disclosures and Financial Instruments

Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation.  The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements, and enhanced disclosure of risks associated with financial instruments and how those risks are managed.

5.

Segmented Information

Paramount has defined its continuing operations into the following segments established by senior management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives:

•

Principal Properties:  Principal properties consist of the Northern Corporate Operating Unit (“COU”) which includes properties in Northern Alberta, the Northwest Territories and British Columbia, the Grande Prairie COU, the Kaybob COU, and the Southern COU, which includes properties in Southern Alberta, Saskatchewan, and Montana and North Dakota in the United States.  Goodwill is also included in Principal Properties.

•

Strategic Investments:  Strategic investments include investments in other entities, including affiliates, and development stage properties and assets where there is no near-term expectation of production; but a longer-term value proposition, based on spin-outs, sales, or future revenue generation.

•

Corporate:  Corporate is comprised of income and expense items, including general and administrative expense, interest expense and taxes that have not been specifically allocated to principal properties or strategic investments.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Three Months Ended September 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 52,567	$ -	$ -	$ 52,567
Gain (loss) on financial commodity contracts	(3,350)	-	-	(3,350)
	49,217	-	-	49,217
Expenses
Operating and transportation	22,684	-	-	22,684
General and administrative	-	24	7,874	7,898
Stock-based compensation	-	103	(2,783)	(2,680)
Depletion, depreciation and accretion	32,879	(13)	-	32,866
Exploration	1,396	140	-	1,536
Dry hole	11,094	-	-	11,094
Gain on sale of property, plant and equipment	(987)	177	-	(810)
Write-down of petroleum and natural gas properties	79,598	-	-	79,598
Interest and debt extinguishment	-	-	13,819	13,819
Foreign exchange loss (gain)	-	-	110	110
Provision for doubtful accounts	404	-	-	404
	147,068	431	19,020	166,519
Income from equity investments and other investment income	-	(1,655)	4,220	2,565
Non-controlling interest	150	(471)	-	(321)
Segment earnings (loss)	$ (97,701)	$ (2,557)	$ (14,800)	(115,058)
Income and other tax recovery				(32,903)
Net earnings (loss)				$ (82,155)

Capital Expenditures	$ 38,150	$ -	$ 83	$ 38,233
Total Assets at September 30, 2007	$ 1,091,778	$ 357,670	$ 34,598	$ 1,484,046

Three Months Ended September 30, 2006	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 68,320	$ -	$ -	68,320
Gain (loss) on financial commodity contracts	23,864	-	-	23,864
	92,184	-	-	92,184
Expenses
Operating and transportation	22,701	-	-	22,701
General and administrative	-	25	6,884	6,909
Stock-based compensation	-	-	(14,661)	(14,661)
Depletion, depreciation and accretion	39,354	-	-	39,354
Exploration	2,026	-	-	2,026
Dry hole	7,219	-	-	7,219
Gain on sale of property, plant and equipment	(25)	-	-	(25)
Interest	-	-	8,870	8,870
Foreign exchange loss (gain)	-	-	1,511	1,511
Provision for doubtful accounts	4,090	-	-	4,090
	75,365	25	2,604	77,994
Income from equity investments and other investment income	-	10,700	49	10,749
Non-controlling interest	(31)	-	-	(31)
Segment earnings (loss)	$ 16,788	$ 10,675	$ (2,555)	24,908
Income and other tax expense				2,747
Net earnings				$ 22,161

Capital Expenditures	$ 105,792	$ -	$ 2,413	$ 108,205
Total Assets at September 30, 2006	$ 1,220,417	$ 238,971	$ 17,735	$ 1,477,123

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Nine Months Ended September 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 184,049	$ -	$ -	$ 184,049
Gain (loss) on financial commodity contracts	(5,398)	-	-	(5,398)
	178,651	-	-	178,651
Expenses
Operating and transportation	74,181	-	-	74,181
General and administrative	-	3,749	22,315	26,064
Stock-based compensation	-	926	(6,895)	(5,969)
Depletion, depreciation and accretion	107,671	134	-	107,805
Exploration	5,606	3,779	-	9,385
Dry hole	18,872	39,824	-	58,696
Gain on sale of property, plant and equipment	(12,220)	(270,805)	-	(283,025)
Write-down of petroleum and natural gas properties	79,598	-	-	79,598
Interest and debt extinguishment	-	-	39,562	39,562
Foreign exchange loss (gain)	-	-	(24,548)	(24,548)
Provision for doubtful accounts	(1,806)	-	-	(1,806)
	271,902	(222,393)	30,434	79,943
Income from equity investments and other investment income	-	554,837	5,258	560,095
Non-controlling interest	302	10,941	-	11,243
Segment earnings (loss)	$ (92,949)	$ 788,171	$ (25,176)	670,046
Income and other tax expense				97,288
Net earnings				$ 572,758
Capital Expenditures	$ 219,173	$ 42,185	$ 6,407	$ 267,765

Nine Months Ended September 30, 2006	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 203,358	$ -	$ -	$ 203,358
Gain (loss) on financial commodity contracts	60,712	-	-	60,712
	264,070	-	-	264,070
Expenses
Operating and transportation	66,663	-	-	66,663
General and administrative	-	835	20,355	21,190
Stock-based compensation	-	-	2,942	2,942
Depletion, depreciation and accretion	106,881	-	-	106,881
Exploration	11,851	2,794	-	14,645
Dry hole	16,789	9,373	-	26,162
Gain on sale of property, plant and equipment	(1,997)	-	-	(1,997)
Write-down of petroleum and natural gas properties	1,334	-	-	1,334
Interest	-	-	22,828	22,828
Foreign exchange loss (gain)	-	-	(9,164)	(9,164)
Provision for doubtful accounts	4,090	-	-	4,090
	205,611	13,002	36,961	255,574
Income from equity investments and other investment income	-	143,940	205	144,145
Non-controlling interest	(14)	-	-	(14)
Segment earnings (loss)	$ 58,445	$ 130,938	$ (36,756)	152,627
Income and other tax expense				10,828
Net earnings				$ 141,799
Capital Expenditures	$ 335,385	$ 56,506	$ 14,283	$ 406,174

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

6.

Property, Plant and Equipment

	September 30, 2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 951,603	$ (527,489)	$ 424,114	$ 548,985
Gas plants, gathering systems and production equipment	541,997	(113,519)	428,478	404,987
Other	48,559	(13,961)	34,598	29,087
	$ 1,542,159	$ (654,969)	$ 887,190	$ 983,059

Capitalized costs associated with non-producing petroleum and natural gas properties totalling approximately $285.5 million (December 31, 2006 – $335.4 million) are currently not subject to depletion.

On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million plus closing adjustments, resulting in a before tax gain of $270.8 million. Total proceeds included $75.0 million in cash, a $75.0 million interest bearing note receivable due June 30, 2008 and common shares of the purchaser, MEG Energy Corp. (“MEG”), having a value of $151.7 million. The interest bearing note receivable is included in short-term investments.  Paramount’s investment in the MEG common shares is included in long-term investments and accounted for using the cost method.

For the nine months ended September 30, 2007, Paramount expensed $58.7 million in dry hole costs (2006 - $26.1 million).  Approximately $8.8 million of the dry hole costs expensed relate to prior year capital projects that were determined to have no future economic value in the current year.

During the third quarter of 2007, the Company recognized a write-down of petroleum and natural gas properties of $79.6 million.  The write-down is a result of estimated technical revisions to previously recognized reserve valuations, higher current year finding and development costs and the shutting in of a gas well.

Continuity of Suspended Exploratory Well Costs

Nine Months Ended
September 30, 2007
Balance beginning of period	$ 157,773
Additions pending the determination of proved reserves	54,566
Reclassifications to proved reserves	(20,411)
Well costs charged to dry hole expense	(18,128)
Wells sold	(23,896)
Change in basis of presentation - MGM Energy (Note 2)	(66,502)
Balance end of period	$ 83,402

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Aging of Capitalized Exploratory Well Costs

September 30, 2007
Exploratory well costs that have been capitalized for a period of one year or less	$ 60,949
Exploratory well costs that have been capitalized for a period of greater than one year	22,453
Balance at September 30, 2007	$ 83,402
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	63

At September 30, 2007, the capitalized costs of suspended wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.

7.

Long-Term Investments and Other Assets

	September 30, 2007		December 31, 2006
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	15,444	$ 62,060	15,035	$ 60,821
MGM Energy Corp.	21,470	62,604	-	-
Private oil and gas company (“Privateco”)	2,709	2,523	2,709	2,042
North American Oil Sands Corporation (“North American”)	-	-	34,121	161,626
		127,187		224,489
Cost accounted investments:
MEG Energy Corp.	3,700	151,700	-	-
Other long-term assets		-		8,459
		$ 278,887		$ 232,948

Income (Loss) From Equity Investments

The following table provides a summary of the components of income (loss) from equity investments:

	Three Months Ended September 30, 2007
	Trilogy	MGM Energy	Privateco	Total

Equity income (loss)	$ (791)	$ (281)	$ 480	$ (592)
Dilution gain (loss)	-	(944)	-	(944)
	$ (791)	$ (1,225)	$ 480	$ (1,536)
Gain (loss) on sale of investments				(119)
				$ (1,655)

	Nine Months Ended September 30, 2007
	Trilogy	MGM Energy	Privateco	North American	Total

Equity income (loss)	$ 9,842	$ (429)	$ 480	$ (6,047)	$ 3,846
Dilution gain (loss)	-	28,569	-	(5,496)	23,073
	$ 9,842	$ 28,140	$ 480	$ (11,543)	$ 26,919
Gain on sale of investments and other					527,918
					$ 554,837

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

During the three months ended March 31, 2007, North American filed renouncement documents with the tax authorities relating to flow-through shares it had issued during 2006, resulting in Paramount recording a dilution loss of $5.5 million before tax. In June 2007, Paramount sold its shares in North American.

In August 2007, Paramount acquired 3.3 million MGM Shares pursuant to a public offering of an aggregate of 39.0 million common shares by MGM Energy, the net impact of which reduced Paramount’s ownership in MGM Energy from 20.2 percent to 16.7 percent.

In August 2007, Paramount made open market purchases of 0.4 million units of Trilogy increasing its ownership from 16.2 percent to 16.7 percent.

8.

Short-Term Bank Indebtedness

In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the “Bridge Facility”).  The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.

9.

Long-Term Debt

	September 30, 2007	December 31, 2006
Canadian Dollar Denominated Debt
Credit facilities	$ -	$ 85,118

U.S. Dollar Denominated Debt
Term Loan B Facility due 2012 (US$150.0 million)	-	174,810
8 1/2 percent US Senior Notes due 2013 (US$138.2 million)	137,567	248,921
	137,567	508,849
Debt financing costs	(2,037)	-
	$ 135,530	$ 508,849

Credit Facilities

The net borrowing base under Paramount’s bank credit facility is approximately $155 million.  The banking syndicate has provided aggregate commitments to lend up to $125 million. As of September 30, 2007 no balances have been drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $15.2 million that reduce the amount available to the Company under the credit facility.

Term Loan B Facility

On July 3, 2007, Paramount prepaid the entire principal and interest outstanding of its US$150 million TLB Facility for Cdn $162.3 million, including a prepayment premium of $3.2 million. The TLB Facility is no longer available to the Company.

US Senior Notes

During the third quarter of 2007, Paramount made US Senior Notes open market purchases of US$75.4 million principal amount, plus accrued interest and premium thereon, reducing the net principal outstanding to US$138.2 million (Cdn $137.7 million) at September 30, 2007. Paramount may re-market the purchased debt at its discretion. The US Senior Notes are redeemable at par plus a redemption premium of up to 4.25 percent depending on when redeemed, and are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $105.0 million as of September 30, 2007.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

10.

Asset Retirement Obligations

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Asset retirement obligations, beginning of period	$ 83,815	$ 66,203
Reduction on disposal of properties	(12,668)	(2,949)
Liabilities incurred	8,683	6,684
Revision in estimated costs of abandonment	(2,361)	7,352
Liabilities settled	(5,975)	(779)
Accretion expense	5,006	7,304
Change in basis of presentation - MGM Energy (Note 2)	(948)	-
Asset retirement obligations, end of period	$ 75,552	$ 83,815

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at September 30, 2007 are $173.3 million (December 31, 2006 - $187.8 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent.  The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general Company resources at that time.

11.

Share Capital

Normal Course Issuer Bid

On May 2, 2007, the Company received regulatory approval for a Normal Course Issuer Bid (“NCIB”) commencing on May 7, 2007 for a 12 month period. Under the NCIB, the Company may purchase for cancellation up to 3.3 million of its Common Shares. To September 30, 2007, Paramount purchased 1.9 million Common Shares for a total cost of $35.1 million.  Of the purchase price, $8.9 million was charged to Share Capital and $26.2 million was charged to Retained Earnings.

12.

Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire common shares of the Company (“Paramount Options”).  The exercise price of a Paramount Option is no lower than the closing market price of the common shares on the day preceding the date of grant.  Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the common shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the option is exercised.  Paramount, however, can refuse to accept a cash surrender. When options are surrendered for cash, the cash settlement paid reduces the previously accrued liability.  Differences between the cash settlement amount and the liability accrued are recognized in earnings as stock-based compensation expense.  Options granted generally vest over four years and have a four and a half year contractual life.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Paramount Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, December 31, 2006	$ 19.41	4,468,925
Granted	20.73	1,658,500
Exercised	5.59	(732,800)
Cancelled	25.16	(434,500)
Balance, September 30, 2007	$ 21.39	4,960,125
Options exercisable, September 30, 2007	$ 18.31	372,150

Holdco Options

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount (“Holdco”).

Each Holdco option entitles the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”).  Holdco’s shares are not listed for trading on any stock exchange.  As a result, holders of Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount.  The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price.  The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

Holdco Options
	Weighted Average Exercise Price	Options
	($ / share)
Balance, December 31, 2006	$ 6.72	737,625
Exercised	4.83	(238,250)
Cancelled	14.01	(20,000)
Balance, September 30, 2007	$ 7.25	479,375
Options exercisable, September 30, 2007	$ 7.49	189,500

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

Additional information about stock options outstanding at September 30, 2007 is as follows:

	Outstanding			Exercisable
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Paramount Options		(years)	($ / share)		($ / share)
$4.33-$10.00	349,875	0.8	$ 5.29	124,250	$ 5.53
$10.01-$20.00	1,791,550	2.3	14.25	115,100	13.91
$20.01-$30.00	1,402,200	3.9	21.39	10,800	25.49
$30.01-$43.25	1,416,500	2.9	34.39	122,000	34.84
Total	4,960,125	2.8	$ 21.39	372,150	$ 18.31
Holdco Options
$4.58-$6.00	291,375	0.6	$ 4.71	113,000	$ 4.79
$6.01-$10.00	56,500	1.2	7.24	19,000	7.53
$10.03-$16.37	131,500	1.7	12.87	57,500	12.80
Total	479,375	1.0	$ 7.25	189,500	$ 7.49

The current portion of stock-based compensation liability of $9.3 million at September 30, 2007 represents the value, using the intrinsic value method, of vested stock options and stock options that will vest during the following twelve months.

MGM Energy Options

MGM Energy has a stock option plan for key employees and directors of MGM Energy.  During the period from January 12, 2007 to May 29, 2007, while Paramount’s investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy plan.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

13.

Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

	Three months ended September 30, 2007	Nine months ended September 30, 2007
Earnings (loss) before tax	$ (115,058)	$ 670,046
Effective Canadian statutory income tax rate	31.18%	31.18%
Expected income tax expense	$ (35,875)	$ 208,920
Increase (decrease) resulting from:
Non-deductible Canadian Crown payments	40	141
Statutory and other rate differences	2,400	1,231
Non-taxable portion of gains	279	(118,276)
Income from equity investments and other	343	(3,517)
(Recognition) Derecognition of future tax assets	(2,255)	12,844
Stock based compensation	2,137	(3,954)
Other	28	(101)
Income and other tax expense (recovery)	$ (32,903)	$ 97,288

Components of Future Income Tax Asset (Liability)

	September 30, 2007	December 31, 2006
Timing of partnership items	$ (57,154)	$ (52,316)
Property, plant and equipment	(78,041)	88,593
Asset retirement obligations	20,833	24,457
Stock-based compensation liability	2,907	1,757
Non-capital and net operating losses carried forward	16,027	1,393
Other	16,953	(22,882)
Future income tax Asset (Liability)	$ (78,475)	$ 41,002

14.

Financial Instruments

The changes in the unrealized and realized gains and losses on financial instruments are as follows:

	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Fair value of contracts, beginning of period	$ 22,758	$ (4,613)
Change in fair value of financial contracts, including contracts entered into during the period:
Commodity contracts	(5,398)	65,101
Foreign exchange contracts (1)	(21,555)	4,468
Fair value of commodity contracts realized during the period (gain) / loss
Commodity contracts	(16,208)	(42,205)
Foreign exchange contracts (1)	(4,900)	7
Fair value of contracts, end of period	$ (25,302)	$ 22,758

(1) Changes in fair value and realized gains and losses related to foreign exchange contracts are included in foreign exchange expense.

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

At September 30, 2007, Paramount was a party to the following financial contracts:

	Notional	Price	Expiry
Commodity
WTI Fixed Price	1,000 Bbl/d	US$67.50/Bbl	December 2007
WTI Fixed Price	1,000 Bbl/d	US$67.51/Bbl	December 2007
WTI Fixed Price	1,000 Bbl/d	US$73.48/Bbl	December 2008
Foreign Exchanges
Canadian/US Collar	US$150 million	Floor $1.190 CDN/US$ - Ceiling $1.1415 CDN/US$	January 2008

Fair values of financial assets and liabilities

The carrying value of current financial instruments approximates fair value due to the short maturities of these instruments.

Borrowings under bank credit facilities are market rate based, thus, their respective carrying values approximate fair value.  Paramount’s US Senior Notes were trading at approximately 102.0 percent as at September 30, 2007.  Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at period-end.

15.

Consolidated Statements of Cash Flows – Selected Information

(a)

 ITEMS NOT INVOLVING CASH

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

(Gain) loss on sale of investments	$ 119	$ -	$ (528,566)	$ -
Unrealized loss (gain) on financial commodity contracts	1,886	(21,224)	21,605	(28,699)
Stock-based compensation – non cash portion	(3,267)	(16,108)	(9,057)	(5,235)
Depletion, depreciation and accretion	32,866	39,354	107,805	106,881
(Gain) on sale of property, plant and equipment	(810)	(25)	(283,026)	(1,997)
Foreign exchange (gain) loss, net of instruments	207	1,640	(21,552)	(8,326)
Provision for doubtful accounts	404	4,090	(1,806)	4,090
Equity earnings in excess of cash distributions	6,127	(1,650)	(13,307)	(112,605)
Future income tax (recovery)	(33,234)	576	96,432	9,283
Write-down of petroleum and natural gas properties	79,598	-	79,598	1,334
Non-controlling interest	321	31	(11,243)	14
Non-cash extinguishment of debt, interest and other	5,898	193	7,144	488
	$ 90,115	$ 6,877	$ (555,973)	$ (34,772)

Paramount Resources Ltd. │ Third Quarter 2007

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except as noted)

(b)

CHANGES IN NON-CASH WORKING CAPITAL

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Short-term investments	$ (42,609)	$ (328)	$ (42,609)	$ 5,271
Accounts receivable	16,882	(9,259)	27,323	(19,003)
Distributions receivable from Trilogy	1,504	-	2,406	9,021
Prepaid expenses	3,043	(673)	1,624	(3,417)
Account payable and accrued liabilities	(30,961)	(33,081)	(158,467)	29,514
Due to related parties	(411)	(5,857)	(3,514)	(1,131)
Change in basis of presentation – MGM Energy (Note 2)	-	-	6,026	-
	$ (52,552)	$ (49,198)	$ (167,211)	$ 20,254

Operating activities	$ (34,214)	$ (43,567)	$ (21,173)	$ 28,230
Investing activities	(18,338)	(5,631)	(146,038)	(7,976)
	$ (52,552)	$ (49,198)	$ (167,211)	$ 20,254

(c)

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Interest paid	$ 10,372	$ 12,126	$ 39,348	$ 27,064
Large corporations and other taxes paid	$ 864	$ 744	$ 1,680	$ 5,289

16.

Other Related Party Transactions

SERVICE AGREEMENTS

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy at cost or cost plus 10 percent, respectively.  In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and / or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

	Nine Months Ended September 30, 2007		Nine Months Ended September 30, 2006
	Trilogy	MGM Energy	Trilogy	MGM Energy

Services Agreement	$ 896	$ 1,143	$ 1,500	$ -
Stock-based Compensation	2,150	542	(912)	-
	$ 3,046	$ 1,685	$ 588	-

17.

Subsequent Events

Paramount is currently reviewing the impact of recently announced changes to Alberta’s royalty structure on the Company.

Paramount Resources Ltd. │ Third Quarter 2007